Exhibit (a)(5)(v)

TRANSCRIPT

Larry Goldstone, the Company’s Chief Executive Officer and President:

As you know, the entire mortgage industry has faced unprecedented challenges for nearly a year now. This has been an incredibly difficult time for everyone in the mortgage business, including Thornburg Mortgage, and we certainly understand how frustrating this situation has been for you, our preferred shareholders.

There are plenty of headwinds that remain to be overcome as the mortgage market and financial services industry continues to struggle. However, as a preferred shareholder in Thornburg Mortgage, you have the opportunity to help us improve our chances of rebuilding our business and improve our prospects for restoring and creating value for our shareholders over the long term.

In March of this year, Thornburg Mortgage’s management team and its Board of Directors were able to successfully negotiate an override agreement with our reverse repurchase agreement lenders that suspended our margin call exposure for one year, subject to certain conditions. One of the conditions of the override agreement required us to receive commitments for at least $1 billion of additional capital within three business days from the date of the override agreement and to complete the financing transaction within seven business days. During this brief period, after several failed attempts to raise additional capital, we were able to negotiate and complete a financing transaction with new investors who agreed to provide the Company with enough capital to satisfy the condition under the override agreement to raise additional capital. Furthermore, this new capital was required if the Company was to have any chance of surviving this market environment. The combination of the override agreement and the financing transaction gives the Company the opportunity to hold on to its high quality mortgage assets. Without these events, the Company would have had to sell all of these assets at substantial losses. One look at our first quarter balance sheet clearly indicates that a sale of these assets would likely have resulted in no recovery of value for any of our common or preferred shareholders.

Unfortunately, this financing transaction was costly and extremely dilutive to our existing common shareholders as of April 11, 2008, and represents a substantial reduction in the investment that our preferred shareholders have made in the Company. However, we believed then—and continue to believe now—that this financing transaction was the only reasonably available solution for our shareholders. Without this recapitalization, our mortgage assets would have been liquidated at fire sale prices because we were in default under all of our reverse repurchase agreement borrowings. Bankruptcy was not a viable option because certain provisions of U.S. bankruptcy law do not offer protection with respect to reverse repurchase agreements. As such, without this financing transaction, there would have been little to no chance for the Company to preserve any value for our preferred shareholders.

We have reached the next stage in our recapitalization, and it is a stage where you, as a preferred shareholder, can play a significant role in determining the future of Thornburg

Mortgage and your investment. One condition of this new financing transaction was that we complete a tender offer for each series of our outstanding preferred stock and receive consents from our preferred shareholders to amend the terms of each series of preferred stock. The Company must obtain consents from the holders of 66 2/3% of each series of preferred stock and 66 2/3% of our preferred shareholders must tender their shares. Originally, the Company also was required to receive consents from preferred stockholders holding 90% of the aggregate liquidation preference of our preferred stock, but this additional consent requirement has been waived by the investors in the financing transaction.

Recently, you were mailed an Offering Circular for the Exchange Offer and Consent Solicitation, along with related Letters of Transmittal and Consent, in which Thornburg Mortgage asks you to approve the changes to the terms of each series of our preferred stock and also tender your preferred shares. In tendering your shares, you will receive $5.00 and 3.5 shares of common stock for each share of your preferred stock.

I understand that, the terms of this tender offer may not seem fair. The consideration for this tender offer is below the liquidation price of your shares and, for many of you, it is likely below what you initially paid for your preferred stock. However, as I mentioned previously, the successful tender offer is a condition to our recent financing transaction, which was the only reasonably available alternative at that time. In addition, this consideration is higher than the current market value of your investment and was higher than the value of these shares on March 20, 2008, the last trading day prior to our entering into the binding term sheet regarding the financing transaction. On that date, the closing sale prices of shares of each series of our preferred stock ranged from $3.40 per share to $3.76 per share—prices significantly lower than the value of the consideration being offered in the tender offer. More significantly, the value of the tender offer consideration is well in excess of what we think we could return to you if we were to sell all of our assets.

If the tender offer does not succeed, the Company will have limited – if any – opportunity to return to profitability or generate any future return on your investment. While the exact consequences of an unsuccessful tender offer cannot be known with complete certainty, we do know that an unsuccessful tender will likely result in the Company losing its REIT status. Furthermore, a failed tender offer will also mean that the Company will be unable to reinvest any of its cash flows into new business for the next seven years and it probably means that financing for our current portfolio of mortgage assets may be unavailable upon the expiration of our override agreement with our reverse repurchase agreement counterparties. The lack of financing may mean a sale of all of our assets at distressed prices, with all the proceeds going to the reverse repurchase agreement counterparties or the investors in the financing transaction. As a result, if you do not tender your shares, we believe that your current holdings in Thornburg Mortgage will be worth very little, if anything.

By completing, signing, and returning your Letters of Transmittal and Consent to your broker or our exchange agent, and tendering your shares of preferred stock, you will be able to receive a return of capital in the form of cash and shares of our common stock, which will provide you with an opportunity to participate in the Company’s future growth.

The successful completion of this tender offer will mean that Thornburg Mortgage will be able to operate from an enhanced capital position. The interest rate on the senior subordinated secured notes held by our new investors will drop from 18% to 12% annually. This will save the company $69 million in interest expense—savings that we can then use to rebuild our loan origination business.

The successful completion of the tender offer will also result in the automatic termination of the Principal Participation Agreement, another component of this financing transaction. By terminating the Principal Participation Agreement, Thornburg Mortgage will be allowed to retain the monthly principal payments on our mortgage securities portfolio instead of letting our new investors collect those payments for a period of seven years.

I ask that you please take some time to read carefully all of the materials related to our Exchange Offer and Consent Solicitation. As a preferred shareholder you should have received, or will receive shortly, these materials in the mail. They are also available on our Web site, www.thornburgmortgagetender.com.

Thornburg Mortgage’s Board of Directors has approved this Exchange Offer and Consent Solicitation. That said, you must make your own investment decision regarding the Exchange Offer and Consent Solicitation based upon your own assessment of the market value of the Preferred Stock, the likely value of our Common Stock, your liquidity needs, your investment objectives and any other factors you deem relevant.

Should you choose to support the Exchange Offer and Consent Solicitation—and I personally ask that you do—I hope you will do so as soon as possible.

Thank you.